UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 22, 2013

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 22, 2013, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the quarter and six months ended June 30, 2013. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2013. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued July 22, 2013:
         McDonald's Reports Positive Second Quarter 2013 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: July 22, 2013

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued July 22, 2013:
                    McDonald's Reports Positive Second Quarter 2013 Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2013

Exhibit 99.1



FOR IMMEDIATE RELEASE

7/22/2013

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833

Media: Lisa McComb, 630-623-3707

McDONALD'S REPORTS POSITIVE SECOND QUARTER 2013 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the second quarter ended June 30, 2013. For the quarter, the Company posted higher revenues, operating income and earnings per share compared with the prior year.

"McDonald's results for the quarter reflect our efforts to strengthen our business momentum for the long-term," said McDonald's President and Chief Executive Officer Don Thompson. "We remain strategically focused on the global growth priorities that help us better serve our customers. While the informal eating out market remains challenging and economic uncertainty is pressuring consumer spending, we're continuing to differentiate the McDonald's experience by uniting consumer insights, innovation and execution."

Second Quarter results included:

- Global comparable sales increase of 1.0%

- Consolidated revenues increase of 2% (2% in constant currencies)

- Consolidated operating income increase of 2% (3% in constant currencies)

- Diluted earnings per share of $1.38, up 5% (6% in constant currencies)

- Returned $1.2 billion to shareholders through dividends and share repurchases

In the U.S., second quarter comparable sales rose 1.0% while operating income was relatively flat. During the quarter, new product introductions across the four key growth categories of chicken, beef, breakfast and beverages, ongoing support for the Dollar Menu and greater accessibility to McDonald's classic core favorites supported the segment's sales performance. While the U.S. grew comparable sales and continued to outpace the competition, sales results were impacted by the comparison against prior year promotional activity. Moving forward, U.S. business initiatives are designed to satisfy evolving customer expectations through a balanced approach to value, variety and convenience.

For the quarter, Europe's comparable sales were down 0.1% as negative results in Germany and France were nearly offset by solid performance in the U.K. and Russia. Looking ahead, Europe remains focused on reigniting momentum with enhanced premium beverage and menu items and everyday affordability options across all dayparts delivered through an enhanced restaurant experience. While Europe's top-line results continue to be impacted by the challenging consumer environment, second quarter operating income increased 5% (up 5% in constant currency) and drove the majority of the Company's operating income growth for the period.

In Asia/Pacific, Middle East and Africa (APMEA), second quarter comparable sales declined 0.3% primarily due to negative results in China, Australia and Japan nearly offset by positive performance in many other markets. The segment's quarterly operating income declined 1% (up 3% in constant currencies). APMEA remains focused on driving demand and profitability with innovative daypart initiatives, comprehensive value platforms and market-leading conveniences.

Don Thompson concluded, "While our consolidated results this quarter were positive, global comparable sales for July are expected to be relatively flat. Based on recent sales trends, our results for the remainder of the year are expected to remain challenged. Throughout McDonald's history, we have succeeded in a variety of operating and economic environments. I am confident that our System, global infrastructure and the unique and evolving McDonald's brand experience will enable us to deliver sustained profitable growth for the long-term."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended June 30,				Six Months Ended June 30,			
	2013	2012	Inc	Increase Excluding Currency Translation	2013	2012	Inc	Increase Excluding Currency Translation
Revenues	$7,083.8	$6,915.9	2%	2%	$13,689.1	$13,462.5	2%	2%
Operating income	2,197.7	2,155.0	2	3	4,147.2	4,119.6	1	1
Net income	1,396.5	1,347.0	4	5	2,666.7	2,613.7	2	3
Earnings per share-diluted*	$ 1.38	$ 1.32	5%	6%	$ 2.64	$ 2.54	4%	5%

* Foreign currency translation had a negative impact of $0.02 on diluted earnings per share for both the quarter and six months ended June 30, 2013.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2013.

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on July 22, 2013. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

The Company plans to release July 2013 sales information on August 8, 2013.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended June 30,	2013	2012	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$4,761.4	$4,673.5	$ 87.9	2 %
Revenues from franchised restaurants	2,322.4	2,242.4	80.0	4
TOTAL REVENUES	7,083.8	6,915.9	167.9	2
Operating costs and expenses				
Company-operated restaurant expenses	3,919.5	3,823.8	95.7	3
Franchised restaurants—occupancy expenses	399.1	376.2	22.9	6
Selling, general & administrative expenses	607.0	617.3	(10.3)	(2)
Other operating (income) expense, net	(39.5)	(56.4)	16.9	30
Total operating costs and expenses	4,886.1	4,760.9	125.2	3
OPERATING INCOME	2,197.7	2,155.0	42.7	2
Interest expense	129.8	130.0	(0.2)	0
Nonoperating (income) expense, net	8.0	15.1	(7.1)	(47)
Income before provision for income taxes	2,059.9	2,009.9	50.0	2
Provision for income taxes	663.4	662.9	0.5	0
NET INCOME	$1,396.5	$1,347.0	$ 49.5	4 %
EARNINGS PER SHARE-DILUTED	$ 1.38	$ 1.32	$ 0.06	5 %
Weighted average shares outstanding-diluted	1,008.7	1,023.9	(15.2)	(1)%

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Six Months Ended June 30,	2013	2012	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 9,206.8	$ 9,105.7	$101.1	1 %
Revenues from franchised restaurants	4,482.3	4,356.8	125.5	3
TOTAL REVENUES	13,689.1	13,462.5	226.6	2
Operating costs and expenses				
Company-operated restaurant expenses	7,645.5	7,478.2	167.3	2
Franchised restaurants—occupancy expenses	794.3	750.9	43.4	6
Selling, general & administrative expenses	1,203.5	1,209.8	(6.3)	(1)
Other operating (income) expense, net	(101.4)	(96.0)	(5.4)	(6)
Total operating costs and expenses	9,541.9	9,342.9	199.0	2
OPERATING INCOME	4,147.2	4,119.6	27.6	1
Interest expense	257.9	258.9	(1.0)	0
Nonoperating (income) expense, net	12.6	3.3	9.3	n/m
Income before provision for income taxes	3,876.7	3,857.4	19.3	0
Provision for income taxes	1,210.0	1,243.7	(33.7)	(3)
NET INCOME	$ 2,666.7	$ 2,613.7	$ 53.0	2 %
EARNINGS PER SHARE-DILUTED	$ 2.64	$ 2.54	$ 0.10	4 %
Weighted average shares outstanding-diluted	1,009.9	1,027.1	(17.2)	(2)%

n/m Not meaningful

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Six Months Ended June 30, 2013

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the quarter and six months ended June 30, 2013. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended June 30,	2013	2012	Currency Translation (Cost) 2013
Revenues	$ 7,083.8	$ 6,915.9	$ (2.5)
Company-operated margins	841.9	849.7	(0.5)
Franchised margins	1,923.3	1,866.2	(8.8)
Selling, general & administrative expenses	607.0	617.3	(0.8)
Operating income	2,197.7	2,155.0	(13.3)
Net income	1,396.5	1,347.0	(12.8)
Earnings per share-diluted	$ 1.38	$ 1.32	$ (0.02)

Six Months Ended June 30,	2013	2012	Currency Translation (Cost) 2013
Revenues	$13,689.1	$13,462.5	$ (8.5)
Company-operated margins	1,561.3	1,627.5	(1.3)
Franchised margins	3,688.0	3,605.9	(20.8)
Selling, general & administrative expenses	1,203.5	1,209.8	(1.5)
Operating income	4,147.2	4,119.6	(29.1)
Net income	2,666.7	2,613.7	(24.1)
Earnings per share-diluted	$ 2.64	$ 2.54	$ (0.02)

Foreign currency translation had a negative impact on consolidated operating results for the quarter and six months.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 4% (5% in constant currencies) to $1,396.5 million and diluted earnings per share increased 5% (6% in constant currencies) to $1.38. Foreign currency translation had a negative impact of $0.02 on diluted earnings per share.

For the six months, net income increased 2% (3% in constant currencies) to $2,666.7 million and diluted earnings per share increased 4% (5% in constant currencies) to $2.64. Foreign currency translation had a negative impact of $0.02 on diluted earnings per share.

For the quarter and six months, net income and diluted earnings per share growth in constant currencies were positively impacted by higher franchised margin dollars and a lower effective income tax rate, partly offset by lower Company-operated margin dollars. A decrease in diluted weighted average shares outstanding also contributed to the growth in diluted earnings per share in both periods.

During the quarter, the Company paid a quarterly dividend of $0.77 per share or $771.1 million, bringing the total dividends paid for the six months to $1,543.3 million. In addition, the Company repurchased 4.4 million shares of its stock for $431.7 million, bringing total purchases for the six months to 8.1 million shares or $786.0 million.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters Ended June 30,	2013	2012	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,164.0	$1,152.4	1%	1%
Europe	2,058.0	1,994.6	3	3
APMEA*	1,333.6	1,302.4	2	1
Other Countries & Corporate**	205.8	224.1	(8)	(7)
Total	$4,761.4	$4,673.5	2%	2%
Franchised revenues				
U.S.	$1,118.4	$1,089.9	3%	3%
Europe	779.1	746.6	4	3
APMEA	255.9	245.5	4	9
Other Countries & Corporate	169.0	160.4	5	9
Total	$2,322.4	$2,242.4	4%	4%
Total revenues				
U.S.	$2,282.4	$2,242.3	2%	2%
Europe	2,837.1	2,741.2	3	3
APMEA	1,589.5	1,547.9	3	3
Other Countries & Corporate	374.8	384.5	(3)	0
Total	$7,083.8	$6,915.9	2%	2%

Six Months Ended June 30,	2013	2012	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,235.7	$ 2,242.0	0%	0%
Europe	3,920.4	3,829.2	2	3
APMEA	2,665.2	2,608.9	2	1
Other Countries & Corporate	385.5	425.6	(9)	(9)
Total	$ 9,206.8	$ 9,105.7	1%	1%
Franchised revenues				
U.S.	$ 2,135.2	$ 2,102.6	2%	2%
Europe	1,503.1	1,447.5	4	3
APMEA	518.0	495.6	5	9
Other Countries & Corporate	326.0	311.1	5	8
Total	$ 4,482.3	$ 4,356.8	3%	3%
Total revenues				
U.S.	$ 4,370.9	$ 4,344.6	1%	1%
Europe	5,423.5	5,276.7	3	3
APMEA	3,183.2	3,104.5	3	2
Other Countries & Corporate	711.5	736.7	(3)	(1)
Total	$13,689.1	$13,462.5	2%	2%

*   APMEA represents Asia/Pacific, Middle East and Africa.

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities.

- **Revenues:** Revenues increased 2% (2% in constant currencies) for the quarter and six months, driven by expansion. For the quarter and six months, comparable sales and guest counts were pressured by challenging economic and IEO industry conditions.

  - **U.S.:** The increase in revenues for the quarter was driven by expansion and positive comparable sales performance. Expansion drove results for the six months. Innovative new menu options in key growth categories, ongoing support for the Dollar Menu and greater accessibility to McDonald's classic core favorites helped support performance. Sales results for the quarter were impacted by the comparison against prior year promotional activity.

  - **Europe:** The constant currency increase in revenues for the quarter and six months was driven by expansion, primarily in Russia (which is entirely Company-operated). Revenue growth was also impacted by positive comparable sales in the U.K. and Russia, mostly offset by weaker performance in Germany and France.

  - **APMEA:** The constant currency increase in revenues for the quarter and six months was driven by expansion, partly offset by negative comparable sales, primarily in China. Results in China reflected the impact of Avian influenza, which diminished through the quarter.

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix.

COMPARABLE SALES

| | | | Increase/ (Decrease) | | | |
| | Months Ended June 30, * | | Quarters Ended June 30, | | Six Months Ended June 30,** | |
	2013	2012	2013	2012	2013	2012
U.S.	(0.2)%	2.9%	1.0%	3.6%	(0.1)%	6.1%
Europe	0.2	5.1	(0.1)	3.8	(0.6)	4.4
APMEA	1.1	3.5	(0.3)	0.9	(1.9)	3.2
Other Countries & Corporate	6.9	10.0	6.6	9.1	6.1	10.2
Total	0.9 %	4.4%	1.0%	3.7%	0.0 %	5.4%

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from (1.0%) to 0.8% in June 2013. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) decreased 1.2% and increased 3.0% for the six months 2013 and 2012, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended June 30, 2013 | | Quarter Ended June 30, 2013 | | Six Months Ended June 30, 2013 | |
	Inc/ (Dec)	Increase Excluding Currency Translation	Inc/ (Dec)	Increase Excluding Currency Translation	Inc/ (Dec)	Increase Excluding Currency Translation
U.S.	1%	1%	2%	2%	1%	1%
Europe	7	3	3	3	3	2
APMEA	(1)	7	(2)	5	(3)	3
Other Countries & Corporate	5	10	5	10	4	10
Total	3%	3%	2%	4%	1%	3%

FRANCHISED SALES
Dollars in millions

Quarters Ended June 30,	**2013**	**2012**	**Inc/ (Dec)**	**Increase Excluding Currency Translation**
U.S.	$ 8,083.5	$ 7,920.1	2%	2%
Europe	4,384.8	4,240.7	3	2
APMEA	3,100.0	3,203.5	(3)	6
Other Countries & Corporate	2,091.8	1,955.4	7	12
Total*	$17,660.1	$17,319.7	2%	4%

Six Months Ended June 30,	**2013**	**2012**	**Inc/ (Dec)**	**Increase Excluding Currency Translation**
U.S.	$15,460.1	$15,297.6	1%	1%
Europe	8,449.4	8,226.5	3	2
APMEA	6,336.6	6,629.2	(4)	4
Other Countries & Corporate	4,069.8	3,844.5	6	12
Total*	$34,315.9	$33,997.8	1%	3%

*   Sales from developmental licensed restaurants or foreign affiliated markets where the Company earns a royalty based on a percent of sales were $3,646.5 million and $3,662.1 million for the quarters 2013 and 2012, respectively, and $7,372.9 million and $7,554.0 million for the six months ended 2013 and 2012, respectively. Results were negatively impacted by the weaker Yen, which reduced Japan's sales contribution for both periods in 2013. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended June 30,	Percent		Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2013	2012	2013	2012		
Franchised						
U.S.	84.1%	84.3%	$ 940.7	$ 918.8	2 %	2 %
Europe	78.6	79.3	612.4	592.2	3	2
APMEA	87.6	88.7	224.3	217.7	3	8
Other Countries & Corporate	86.3	85.7	145.9	137.5	6	10
Total	82.8%	83.2%	$1,923.3	$1,866.2	3 %	4 %
Company-operated						
U.S.	18.7%	19.8%	$ 217.9	$ 228.2	(5)%	(5)%
Europe	19.4	19.3	399.6	384.6	4	4
APMEA	14.3	15.3	190.8	198.6	(4)	(5)
Other Countries & Corporate	16.3	17.0	33.6	38.3	(12)	(11)
Total	17.7%	18.2%	$ 841.9	$ 849.7	(1)%	(1)%

Six Months Ended June 30,	Percent		Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2013	2012	2013	2012		
Franchised						
U.S.	83.5%	83.9%	$1,783.9	$1,763.2	1 %	1 %
Europe	77.9	78.6	1,170.3	1,137.9	3	2
APMEA	87.7	88.6	454.2	439.3	3	8
Other Countries & Corporate	85.8	85.3	279.6	265.5	5	9
Total	82.3%	82.8%	$3,688.0	$3,605.9	2 %	3 %
Company-operated						
U.S.	18.1%	19.3%	$ 404.7	$ 432.9	(7)%	(7)%
Europe	18.1	18.4	711.3	706.3	1	1
APMEA	14.4	16.1	384.9	419.0	(8)	(9)
Other Countries & Corporate	15.7	16.3	60.4	69.3	(13)	(12)
Total	17.0%	17.9%	$1,561.3	$1,627.5	(4)%	(4)%

• **Franchised:** Franchised margin dollars increased $57.1 million or 3% (4% in constant currencies) for the quarter and increased $82.1 million or 2% (3% in constant currencies) for the six months.

  • **U.S.:** The franchised margin percent decreased for the quarter and six months due to higher depreciation related to reimaging and soft comparable sales performance.

  • **Europe:** The franchised margin percent decreased for the quarter and six months due to higher rent expense and negative comparable sales performance.

  • **APMEA:** The franchised margin percent decreased for the quarter and six months primarily due to results in Australia, and the impact of the weaker Yen, which reduced Japan's favorable contribution to the segment's margin percent.

- *Company-operated:* Company-operated margin dollars decreased $7.8 million or 1% (1% in constant currencies) for the quarter and decreased $66.2 million or 4% (4% in constant currencies) for the six months, reflecting soft comparable sales performance, which impacted our ability to overcome cost pressures.

  - *U.S.:* The Company-operated margin percent for the quarter and six months decreased primarily due to higher labor, occupancy and other operating costs.

  - *Europe:* The Company-operated margin percent increased for the quarter and decreased for the six months. While positive comparable sales performance in the U.K. and Russia benefited margins for both periods, higher labor, commodity costs and depreciation related to reimaging pressured results.

  - *APMEA:* The Company-operated margin percent for the quarter and six months decreased primarily due to new restaurant openings, mainly in China, and higher crew labor throughout the segment. Similar to other markets, new restaurants in China initially open with lower margins that grow significantly over time.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
Food & paper	33.7%	34.1%	33.8%	34.2%
Payroll & employee benefits	25.7	25.4	26.0	25.5
Occupancy & other operating expenses	22.9	22.3	23.2	22.4
Total expenses	82.3%	81.8%	83.0%	82.1%
Company-operated margins	17.7%	18.2%	17.0%	17.9%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses decreased 2% (2% in constant currencies) for the quarter and decreased 1% (1% in constant currencies) for the six months due to lower incentive-based compensation, mostly offset by higher employee costs. In addition, 2012 included costs related to the Worldwide Owner/Operator Convention.

- For the six months, selling, general and administrative expenses as a percent of revenues decreased to 8.8% for 2013 compared with 9.0% for 2012, and as a percent of Systemwide sales was 2.8% for 2013 and 2012.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
Gains on sales of restaurant businesses	$(31.4)	$(25.3)	$ (84.1)	$(41.0)
Equity in earnings of unconsolidated affiliates	(24.9)	(33.6)	(43.6)	(74.0)
Asset dispositions and other (income) expense, net	16.8	2.5	26.3	19.0
Total	$(39.5)	$(56.4)	$(101.4)	$(96.0)

- Gains on sales of restaurant businesses increased for the six months primarily in Australia, and to a lesser extent, Europe.

- The decrease in equity in earnings of unconsolidated affiliates for the six months reflected lower operating results, primarily in Japan.

- Asset dispositions and other expense increased for the quarter partly due to lower gains on unconsolidated partnership dissolutions in the U.S.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended June 30,	2013	2012	Inc/ (Dec)	Increase Excluding Currency Translation
U.S.	$ 967.9	$ 972.1	0 %	0 %
Europe	850.8	807.2	5	5
APMEA	354.7	358.8	(1)	3
Other Countries & Corporate	24.3	16.9	43	73
Total	$2,197.7	$2,155.0	2 %	3 %

Six Months Ended June 30,	2013	2012	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,812.6	$1,843.4	(2)%	(2)%
Europe	1,558.9	1,506.5	3	3
APMEA	736.6	742.7	(1)	2
Other Countries & Corporate	39.1	27.0	44	85
Total	$4,147.2	$4,119.6	1 %	1 %

- *Operating Income:* Operating income increased $42.7 million or 2% (3% in constant currencies) for the quarter and $27.6 million or 1% (1% in constant currencies) for the six months.

  - *U.S.:* Operating results were relatively flat for the quarter and decreased for the six months as higher franchised margin dollars were more than offset by lower Company-operated margin dollars and lower other operating income.

  - *Europe:* Constant currency operating results for the quarter and six months were driven by higher franchised and Company-operated margin dollars. The six months were also positively impacted by higher gains on sales of restaurants.

  - *APMEA:* Constant currency operating results for the quarter and six months reflected higher franchised margin dollars and lower Company-operated margin dollars. The six months were also positively impacted by higher other operating income.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin was 30.3% and 30.6% for the six months 2013 and 2012, respectively.

Interest Expense

- Interest expense was relatively flat for the quarter and six months.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
Interest income	$(3.1)	$ (6.5)	$(7.1)	$(18.0)
Foreign currency and hedging activity	5.6	7.1	6.1	7.6
Other (income) expense, net	5.5	14.5	13.6	13.7
Total	$ 8.0	$15.1	$12.6	$ 3.3

Income Taxes

- The effective income tax rate was 32.2% and 33.0% for the quarters 2013 and 2012, respectively, and 31.2% and 32.2% for the six months 2013 and 2012, respectively.

- The 2013 effective income tax rate for the six months included a tax benefit of nearly $50 million, reflecting the retroactive impact of certain tax benefits as a result of the American Taxpayer Relief Act of 2012.

Outlook

The Company expects the dynamics of the current environment to persist, namely flat to declining informal eating out markets, diminishing ability to raise menu prices, ongoing cost pressures and heightened competitive activity. As a result, the Company expects our results for the remainder of the year to remain challenged. While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add approximately 2.5 percentage points to 2013 Systemwide sales growth (in constant currencies), most of which will be due to the 1,135 net traditional restaurants added in 2012.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 4 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2013, the total basket of goods cost is expected to increase 1.5-2.5% in the U.S. and 2.0-3.0% in Europe.

- The Company expects full-year 2013 selling, general and administrative expenses to remain relatively flat in constant currencies, with fluctuations expected between the quarters.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2013 to increase approximately 2-3% compared with 2012.

- A significant part of the Company's operating income is generated outside the U.S., and about 35% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 65% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 25 cents.

- The Company expects the effective income tax rate for the full-year 2013 to be 31% to 33%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2013 to be about $3.1 billion. Over half of this amount will be used to open new restaurants. The Company expects to open between 1,500 - 1,550 restaurants including about 500 restaurants in affiliated and developmental licensee markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of between 1,200 - 1,250 traditional restaurants. The remaining capital will be used to reinvest in existing locations, in part through reimaging. More than 1,600 restaurants worldwide are expected to be reimaged, including locations in affiliated and developmental licensee markets that require no capital investment from the Company.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At June 30,	2013	2012	Inc/ (Dec)
U.S.*	14,178	14,078	100
Europe			
Germany*	1,447	1,420	27
France	1,272	1,240	32
United Kingdom	1,218	1,206	12
Italy	463	447	16
Spain	449	434	15
Russia	377	319	58
Other	2,217	2,168	49
Total Europe	7,443	7,234	209
APMEA			
Japan*	3,265	3,304	(39)
China	1,777	1,528	249
Australia	899	867	32
Taiwan	393	364	29
Other	3,266	2,959	307
Total APMEA	9,600	9,022	578
Other Countries & Corporate			
Canada*	1,403	1,410	(7)
Brazil	746	677	69
Other	1,364	1,314	50
Total Other Countries & Corporate	3,513	3,401	112
Systemwide restaurants	34,734	33,735	999
Countries	119	119	0

*   Reflected the following satellites: At June 30, 2013 - U.S. 976, Germany 185, Japan 756, Canada 432; At June 30, 2012 - U.S. 1,020, Germany 183, Japan 883, Canada 438.

SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2013	2012	Inc/(Dec)
U.S.			
Conventional franchised	12,628	12,543	85
Company-operated	1,550	1,535	15
Total U.S.	14,178	14,078	100
Europe			
Conventional franchised	5,175	5,010	165
Developmental licensed	230	217	13
Total Franchised	5,405	5,227	178
Company-operated	2,038	2,007	31
Total Europe	7,443	7,234	209
APMEA			
Conventional franchised	986	871	115
Developmental licensed	2,180	1,872	308
Foreign affiliated	3,663	3,641	22
Total Franchised	6,829	6,384	445
Company-operated	2,771	2,638	133
Total APMEA	9,600	9,022	578
Other Countries & Corporate			
Conventional franchised	1,176	1,156	20
Developmental licensed	2,069	1,953	116
Total Franchised	3,245	3,109	136
Company-operated	268	292	(24)
Total Other Countries & Corporate	3,513	3,401	112
Systemwide			
Conventional franchised	19,965	19,580	385
Developmental licensed	4,479	4,042	437
Foreign affiliated	3,663	3,641	22
Total Franchised	28,107	27,263	844
Company-operated	6,627	6,472	155
Total Systemwide	34,734	33,735	999

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant and a brand customers trust. Meeting customer expectations is complicated by the risks inherent in our global operating environment. Our business model is built around growing comparable sales to realize margin leverage, and we expect unfavorable economic conditions in many markets to continue to pressure our financial performance, with continued flat or contracting IEO segments in many markets, broad-based consumer caution and price sensitivity, reduced pricing power and intensifying competitive activity. Given these conditions and persistent cost pressures, we expect our results for the remainder of 2013 to remain challenged.

We have the added challenge of the cultural and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory, tax and other initiatives around the world, notably the focus on nutritional content and the sourcing, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win and our global growth priorities.

The Plan to Win addresses the key drivers of our business and results - people, products, place, price and promotion - and we are focused on our three global growth priorities that represent the greatest opportunities under our Plan to Win: optimizing our menu, modernizing the customer experience and broadening accessibility to our brand. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements with us;

- Our continued innovation in all aspects of the McDonald's experience to differentiate the McDonald's experience in a way that balances value with margin levels;

- Our ability to continue robust menu development and manage the complexity of our restaurant operations; our ability to adapt our plans to deliver a locally-relevant experience in a highly competitive, value-driven operating environment; our ability to leverage promotional or operating successes across markets; and whether sales gains associated with new product introductions are sustained;

- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by law or otherwise, costly to exercise or subject to litigation;

- The success of our tiered approach to menu offerings; the impact of pricing, product, marketing and promotional plans on sales and margins; and our ability to adjust these plans to respond quickly to changing economic and competitive conditions;

- Our ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and motivate our restaurant personnel and our franchisees to achieve consistency and high service levels so as to improve perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our plans for restaurant reimaging and rebuilding, and whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants and achieve our sales and profitability targets;

- The costs and risks associated with our increasing reliance on information systems (e.g., point-of-sale and other in-store systems or platforms) that support our restaurants and that we make available to franchisees along with related services, including the risk that we will not realize fully the benefits of the significant investments we are making to enhance the customer experience; the potential for system failures, programming errors, security breaches involving our systems or those of third-party system operators, and the heightened vulnerability to these problems in the case of systems we implement on a decentralized basis; legal risks associated with providing information-related services to franchisees, including those relating to data protection and management; and litigation risk involving intellectual property rights or our rights and obligations to others under related contractual arrangements;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our food (including its nutritional content and preparation), promotions and premiums, such as Happy Meal toys (collectively, our "products"), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The impact of campaigns by labor organizations and activists or the use of social media and other mobile communications and applications to promote adverse perceptions of our brand, our management, suppliers or franchisees, or to promote or threaten boycotts or other actions involving us, our suppliers or franchisees;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us or the suppliers, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results; and

- Our ability to recruit and retain qualified personnel to manage our operations and growth.

Our results and financial condition are affected by global and local market conditions, and the prolonged challenging economic environment can be expected to continue to pressure our results.

Our results of operations are substantially affected by economic conditions, both globally and in local markets, and conditions can also vary substantially by market. The current global environment has been characterized by persistently weak economies, high unemployment rates, inflationary pressures and volatility in financial markets. Many major economies, both advanced and developing, are also facing significant economic issues. These include, in the U.S., concerns about the federal deficit and the potential adverse effects of the government spending cuts that became effective in early 2013. The Eurozone debt crisis continues to depress consumer and business confidence and spending in many markets. Important markets in Asia, which have been key drivers of global growth, have been experiencing declining growth rates. Uncertainty about the long-term investment environment could further depress capital investment and economic activity.

These conditions are adversely affecting sales and/or guest counts in many of our markets, including most of our major markets. To mitigate their impact, we have intensified our focus on value as a driver of guest counts through menu, pricing and promotional actions. These actions have adversely affected our margin percent, and margins will remain under pressure. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling the market share gains we have included in our plans, while at the same time enabling us to achieve our targeted operating income growth despite the current adverse economic conditions, resurgent competitors and an increasingly complex, costly and competitive advertising environment;

- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;

- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;

- The impact on restaurant sales and margins of ongoing commodity price volatility, and the effectiveness of pricing, hedging and other actions taken to address this environment;

- The impact on our margins of labor costs and the long-term trend toward higher wages and social expenses in both mature and developing markets;

- The impact of foreign exchange and interest rates on our financial condition and results;

- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;

- The impact of new, potential or changing regulations that can affect our business plans, such as those relating to product packaging, marketing and the nutritional content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation (including tax initiatives intended to drive consumer behavior) in ways that could be material to our business;

- The impact of litigation trends, particularly in our major markets, including class actions, labor, employment and personal injury claims, franchisee litigation, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The risks and costs to us, our franchisees and our supply chain of the effects of climate change, as well as of increased focus by U.S. and overseas governmental and non-governmental organizations on environmental sustainability matters (e.g., climate change, land use, energy and water resources, packaging and waste, and animal health and welfare) and the increased pressure to make commitments or set targets and take actions to meet them, which could expose the Company to market, operational and execution costs or risks, particularly when actions are undertaken Systemwide;

- The increasing focus on workplace practices and conditions and costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including those relating to wage and hour practices, healthcare, immigration, retirement and other employee benefits and unlawful workplace discrimination, and our exposure to reputational and other harm as a result of perceptions about our workplace practices or conditions or those of our franchisees;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our suppliers' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The legal and compliance risks and costs associated with privacy, data protection and similar laws, particularly as they apply to children, the potential costs (including the loss of consumer confidence) arising from alleged security breaches of our information systems, and the risk of criminal penalties or civil liability to those whose data is alleged to have been collected or used inappropriately;

- The impact on our operations of tax and other regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs; and

- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

Trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unfavorable global economic and volatile market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.